

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

Via Email
J. Michael May, Esq.
Executive Vice President and
Chief Legal Officer
General Motors Financial Company, Inc.
801 Cherry Street, Suite 3500
Fort Worth, TX 76102

> **Re:**   **General Motors Financial Company, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 9, 2011**
> **File No. 333-176784**

Dear Mr. May:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4/A filed December 9, 2011

Note 2. Financial Statement Effects of the Merger, page F-16

1. We note your response to comment 26b in your October 31, 2011 letter where you state that your acquired loans individually met the first condition of ASC 825 that there was evidence of credit losses inherent in the pool of acquired loans. Please explain to us how you determined that each individual loan experienced credit deterioration since origination. Specifically tell us the credit analysis that you performed at the individual loan level. Also, tell us if you believe each individual loan must show evidence of credit deterioration since origination in order to use the guidance in the AICPA confirming letter. If so, please tell us why you believe that.

2.  We note your response to comment 12a in your December 9, 2011 letter where you state that substantially all the acquired loan portfolio had custom credit scores ranging from 215 to 265.  Please tell us if those credit scores were at the date of the acquisition or at origination of the loan.

3.  We note your response to comment 14 in your December 9, 2011 letter where you state that you have one pool of sub-prime loans for your ASC 310-30 accounting and that you believe that all of the sub-prime loans have similar credit risk.  We also note your disclosure on page 3 of your S-4/A #2 in which you disclose that you utilize a proprietary credit scoring system to support the credit approval process and that credit scoring is used to differentiate credit applications and to statistically rank-order credit risk in terms of expected default rates, which enables you to evaluate credit applications for approval and tailor loan pricing and structure.

    a.  Please provide us with information regarding your pricing matrix that details the range of interest rates offered to customers for each credit score.

    b.  Please explain to us how you considered the fact that your credit approval process differentiates customers based on credit risk characteristics in determining that all of your loans have similar credit risk related to your ASC 310-30 accounting.

    c.  Please provide us the expected default rates for a customer with a FICO score or equivalent proprietary credit score of 520, 560, 600 and 660.  If the default rates are not similar, please explain why you believe these customers have similar credit risk related to your ASC 310-30 accounting.

4.  We note your response to comment 14 in your December 9, 2011 letter.  Please tell us the financial statement impact for the periods presented if you concluded that all delinquent accounts at the acquisition date met the scope requirements of ASC 310-30 and were accounted for in one pool and all other accounts were determined not to be in the scope of ASC 310-30 and were accounted for by analogy to ASC 310-30 using the guidance in the AICPA confirming letter and accounted for in a another pool.

Note 5. Finance Receivables, page F-19

5.  Your finance receivable disclosures should clearly indicate whether they present the carrying value or contractual outstanding balance of finance receivables.  In disclosures presenting the carrying value, please revise to only present charge-off's that reduce the recorded investment in your finance receivables.

6.  When you disclose credit metrics/trends related to the contractual outstanding balance, please revise to clearly explain the difference between contractual outstanding balance and your carrying value and explain why this information is relevant and useful.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3474 if you have questions regarding the comments.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant

cc:   L. Steven Leshin, Esq.
      Gregory J. Schmitt, Esq.
         *Hunton & Williams LLP*